FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 19, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for January 19, 2006 and incorporated by reference herein is the Registrant’s immediate report dated January 19, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: January 19, 2006

T-Systems and BluePhoenix signed a Master Agreement for IDMS to DB2 Migrations

Expected Revenue to BluePhoenix is $30 Million Over the Next Five Years

FRANKFURT, Germany & HERZLIA, Israel – January 19, 2006 – BluePhoenix Solutions the leader in Enterprise IT Modernization, and T-Systems Enterprise Services GmbH (T-Systems), one of the largest providers of IT and Network solutions, announced today that they have signed a framework agreement to address the legacy modernization needs of a large German enterprise. BluePhoenix, acting as subcontractor for T-Systems, will migrate the legacy databases to modern relational standard databases. The migration will be performed using the automated BluePhoenix™ DBMSMigrator for IDMS tool.

The T-Systems customer has been using COBOL IDMS Batch/On-Line (DB/DC) programs and IDMS DB records in its various enterprise applications. As part of a cost saving plan, the combined solution of BluePhoenix automated technology and T-Systems experienced consulting team will migrate the databases and programs to modern COBOL Batch/CICS applications on RDBMS DB2.

Under the terms of the agreement, T-Systems will manage and implement the project segments ordered by their client while BluePhoenix will provide its unique line of IT modernization tools for the understanding and migration of the IDMS systems. Based on discussions with T-Systems and the timeline for their client to sign purchase orders, the expected total scope for these project segments is estimated at $25 million over the five year master agreement. The contract has an optional extension of two years.

“The combined offering of BluePhoenix state-of–the–art automated modernization technologies and the vast experienced integration talents of T-Systems, coupled with the long term involvement with their customer, enables the team in the project to offer a unique advantage to the end customer. Together with T-Systems we provide a highly efficient cost saving solution,” said Arik Kilman, CEO of BluePhoenix Solutions.

About T-Systems
T-Systems is one of Europe’s leading providers of information and communications technology (ICT). Within the Deutsche Telekom group, T-Systems is responsible for serving major business accounts. T-Systems’ solutions improve the business competitiveness of its customers in the industry sectors telecommunications, services and finance, public and healthcare as well as manufacturing. The company optimizes processes and cuts costs for its customers, thus providing them additional flexibility for their core business. T-Systems makes targeted use of industry expertise and cutting-edge technology. Its services range from the integration of new ICT solutions into existing customer systems, through the implementation and operation of desktop systems, data centers and networks, all the way to telecommunications services and solutions for international carriers. Further information on the company and its service offering is available online at http://www.t-systems.com

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The Company’s comprehensive suite of tools and services (including technology for Understanding, Migration, Remediation, and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Israel, and Australia. The Company’s major shareholder is the Formula Group, an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets. For more information, visit www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
(781) 652-8945
tcohen@bphx.com